Eric I Cohen
Senior Vice President, Secretary
and General Counsel
Telephone: (203) 222-5950
E-mail: eric.cohen@terex.com

February 28, 2013

Cecilia Blye
Securities and Exchange Commission
Chief, Office of Global Security Risk
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Supplement to Terex Corporation Letters Dated December 3, 2012 and December 18, 2012

Dear Ms. Blye:

Terex Corporation (“Terex” or the “Company”) is submitting this letter to supplement the responses in the letters to you dated December 3, 2012 and December 18, 2012. On November 20, 2012, the staff of the Securities and Exchange Commission (the “Commission”) requested that Terex describe “the nature and extent of your past, current, and anticipated contacts with Iran, Sudan, Syria, and Cuba, whether through direct or indirect arrangements, since your referenced letter. Your response should describe any products, equipment, components, technology, or services you have provided into Iran, Sudan, Syria, and Cuba, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control” and asked Terex to “discuss for us the materiality of your contacts with Iran, Sudan, Syria, and Cuba, and whether those contacts constitute a material investment risk for your security holders.” After receiving the Company's initial response, the Commission requested on December 5, 2012 that Terex describe to the Commission the types of equipment sold into Iran, Sudan and Syria.

The purpose of this letter is to supplement the two prior responses provided by the Company to the Commission. In connection with the Company's preparation of its Annual Report on Form 10-K for the year ended December 31, 2012 and specifically the disclosure requirements of Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities and Exchange Act of 1934, as amended, the Company has determined that its prior letters to the Commission were not complete. The Company therefore is supplementing its prior letters to the Commission with the information set forth below. The additional information does not change the Company's view, based on the quantitative and qualitative factors described in the prior letters, that its activities involving Iran, Sudan and Syria did not constitute a material risk for its security holders.

As indicated in our prior letters, effective November 21, 2007, Terex adopted an internal policy prohibiting any transactions where Terex knows or has reason to believe that such equipment or parts would be destined for Sudan unless for humanitarian purposes, and effective April 30, 2010, Terex adopted a similar internal policy for Iran. These policies apply to both U.S. and non-U.S. subsidiaries and joint ventures controlled by Terex even if the transaction otherwise would be permissible under U.S. law. In the very limited circumstances where existing contractual obligations of non-U.S. subsidiaries and controlled joint ventures required the supply of equipment, parts or aftermarket service to entities in Sudan or Iran, obligations under these contracts were to be completed as quickly as possible provided that the transactions were compliant with U.S. law (“Winding Down Transactions”). Subsequently on March 26, 2011, the Company revised its policy and eliminated the ability to engage in any Winding Down Transactions in Iran. The Company acquired a majority interest in Demag Cranes AG (“DCAG”) on August 16, 2011 and obtained management control of DCAG and its subsidiaries on April 18,

Terex Corporation 200 Nyala Farm Road Westport, CT 06880 USA TEL +1 203 222 7170 FAX +1 203 222 7976 www.terex.com

Cecilia Blye
Securities and Exchange Commission
February 28, 2013

2012. DCAG and its subsidiaries adopted the Company's internal policy on sales into Iran and Sudan effective June 4, 2012. As a result of the Company's policy against any sales into Iran and Sudan unless for humanitarian purposes, neither Terex nor any of its foreign subsidiaries intend to conduct any future shipments to Iran or Sudan.

However, as a result of reviews in preparation of the Company's Form 10-K filing, Terex has determined that certain of its foreign subsidiaries had commercial arrangements with entities controlled by the governments of Iran, Sudan and Syria during the years 2009-2012. The foreign subsidiaries of the Company set forth in Exhibit A sold the equipment described therein directly or indirectly to entities which, based on information available to the Company, Terex believes are or may be owned or controlled by the Governments of Iran or Sudan.

The decision to enter into the transactions was made and performed by a foreign entity and the transactions were permissible under applicable law when they were executed.

Terex also identified additional sales into Iran, Sudan and Syria that were not included in its letter dated December 3, 2012. Terex foreign subsidiary sales into Iran, Sudan and Syria over each of the past four years were approximately as follows:

•	Iran - $14.2 million in 2009, $18.3 million in 2010, $2.9 million in 2011 and $0.4 million in 2012;

•	Sudan - $0 in 2009 and 2011, $1.2 million in 2010 (sold to the United Nations for humanitarian purposes) and $13,000 in 2012;

•	Syria -$4.1 million in 2009, $160,000 in 2010, $802,000 in 2011 and $121,000 in 2012.

•	Cuba - our records do not reflect any sales to Cuba.

Sales to Iran, Sudan and Syria constituted approximately 0.28% of Terex's total sales over 2009-2011 and approximately 0.007% of Terex's total sales in 2012. Certain of the Company's foreign subsidiaries in connection with the sale of their equipment paid commissions to entities in Iran and Syria.

Based on the foregoing, the Company does not believe that the supplemental information provided in this letter alters its prior quantitative materiality analysis, and the Company continues to believe that its limited activities involving Iran, Sudan and Syria are not material to the Company and its subsidiaries on a quantitative basis. The same is true from a qualitative perspective. As previously stated in its December 3, 2012 letter, the Company has no current or anticipated operations in Iran, Sudan, Syria or Cuba and has no current or anticipated contacts with Iran, Sudan or Cuba.

Terex continues to believe that the relatively insignificant level of sales by its foreign subsidiaries into Iran, Sudan and Syria has not generally been regarded by investors as qualitatively or quantitatively material to making an investment decision. In addition, as described above and previously, Terex has adopted internal policies stating that it would not accept any orders for equipment or parts where Terex knows or has reason to believe that such equipment or parts would be destined for Iran or Sudan unless for humanitarian purposes. However, Terex continues to monitor the sentiment of its investors with respect to such sales, and has in the past and will continue in the future to take those sentiments into consideration in determining its ongoing business activities.

* * *

Terex Corporation 200 Nyala Farm Road Westport, CT 06880 USA TEL +1 203 222 7170 FAX +1 203 222 7976 www.terex.com

Cecilia Blye
Securities and Exchange Commission
February 28, 2013

Thank you for the opportunity to submit this supplemental response to your comments. If we can be of any further assistance with respect to this matter, please do not hesitate to contact me.

Very truly yours,

/s/ Eric I Cohen
Eric I Cohen

cc:	Ronald M. DeFeo
Phillip C. Widman

Terex Corporation 200 Nyala Farm Road Westport, CT 06880 USA TEL +1 203 222 7170 FAX +1 203 222 7976 www.terex.com

Cecilia Blye
Securities and Exchange Commission
February 28, 2013

Exhibit A

Iranian End Users

Terex Subsidiary	Time Period of Transactions	Value of Transactions	Type of Equipment
Terex Operations Italy Srl	2009-2010	€4.6 million	Lift trucks, reach stackers and spare parts
Demag Cranes and Components GmbH	2011-2012¹	€1.4 million	Industrial crane components and spare parts
Demag Cranes and Components Spa	2011²	€0.1 million	Industrial crane components and spare parts

Syrian End Users
Prior to 2009, Terex Italia Srl provided a bank guarantee in favor of an entity that Terex believes is or may be owned or controlled by the Government of Syria. Terex Italia Srl paid bank commissions totaling €20,000 in 2009-2011 to extend this bank guarantee.

Sudanese End Users

Terex Subsidiary	Time Period of Transaction	Value of Transaction	Type of Equipment
Terex Cranes Germany GmbH	2012	€2,100	Cranes spare parts

¹	Time period begins on August 16, 2011, the date of Terex's acquisition of a majority interest in Demag Cranes AG.
²	Time period begins on August 16, 2011, the date of Terex's acquisition of a majority interest in Demag Cranes AG.

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Terex Corporation 200 Nyala Farm Road Westport, CT 06880 USA TEL +1 203 222 7170 FAX +1 203 222 7976 www.terex.com